

December 13, 2022

Lawrence Fey
Chief Financial Officer
Vivid Seats Inc.
111 N. Canal Street
Suite 800
Chicago, IL 60606

      Re: Vivid Seats Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 15, 2022
          File No. 001-40926

Dear Lawrence Fey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 37

1.   We note your disclosure that you derive a portion of your revenues from referral fees by offering event ticket insurance to ticket buyers, using a third-party insurance provider. Please tell us the amounts of revenue you recognized from such referral fees in each of the last three fiscal years and latest interim period.

Consolidated Statements of Cash Flows, page 60

2.   We note your supplemental disclosure of paid-in-kind interest incurred on the May 2020 First Lien Loan in 2020 and 2021 and your repayment of the loan in 2021. Please tell us how you classified the payment of previously deferred interest in your 2021 statement of cash flows. Please refer to ASC 230-10-45-15b and 17d.

Notes to the Consolidated Financial Statements
Note 21. Loss Per Share, page 93

3. Please tell us, and consider revising to disclose, how you compute loss attributable to redeemable noncontrolling interests and net loss to class A common stockholders - basic.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services